Exhibit 19.1

Insider Trading Policy

This policy is designed to prevent trading of securities when a person is aware of material nonpublic information.
Trading while aware of material nonpublic information is a crime. Penalties for insider trading can include significant fines, monetary damages and prison time. In the United States, the Securities and Exchange Commission (the “SEC”) and the Department of Justice prioritize these types of cases. They dedicate significant resources and use sophisticated electronic surveillance techniques to identify illegal trading activities. The reason for the transaction, size of the transaction, or the amount of profit received does not have to be significant — even small insider trading violations may be monitored, aggressively investigated, and prosecuted. Agencies outside of the United States take a similar approach under local insider trading laws.
Who is Covered by this Policy?
This policy applies to all Apple personnel, including directors, officers, employees, independent contractors, and consultants. It also applies to family members who reside with you or are financially dependent on you, and any other person or entity whose transactions in securities are directed by you or are subject to your influence or control. This includes entities such as family trusts, partnerships and foundations. You must ensure that people and entities whose trading activities you directly or indirectly influence or control, or those whose trading activity would reasonably be perceived by others to be under your influence or control, comply with the terms of this policy.
Insider Trading Prohibitions
No Trading While Aware of Material Nonpublic Information. Never buy or sell Apple securities when aware of information that has not been publicly announced and that could have a material effect on the value of the securities. Information should be considered nonpublic for at least 24 hours after it has been distributed to the general public.
No Tipping. Do not disclose (“tip”) material nonpublic information to other persons, including family members, or make any recommendation about whether to buy or sell Apple securities while aware of material nonpublic information.
No Third-Party Trading or Tipping. Do not trade in the securities of another company when aware of material nonpublic information about that company in connection with your work at Apple. This includes trading in the stock of Apple suppliers, manufacturers, vendors or customers, such as cellular network carriers or other business partners. You must also not tip material nonpublic information about another company.
No Trading During Restricted Trading Periods. If you are subject to a restricted trading period, you must not buy or sell Apple securities while trading restrictions are in effect.
No Short Sales, Hedging or Trading in Derivatives. Short sales, transactions that hedge or offset, or are designed to hedge or offset, any decrease in the value of Apple securities, and transactions in derivatives of Apple securities, are prohibited at all times. This includes transactions involving prepaid variable forward contracts, equity swaps, collars, options, warrants, puts, calls, or similar instruments related to Apple securities. Additionally, members of Apple’s Board of Directors and executive officers are prohibited from pledging Apple stock as collateral.

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In addition to the above prohibitions, this policy includes important additional information.
“Material” Nonpublic Information
Determining whether information is “material” requires consideration of all relevant facts and circumstances. In general, information is material if it would likely be considered important by an investor who is deciding whether to buy or sell a security, or if the information is likely to have a significant effect on the market price of the security. Both positive and negative information may be material. “Materiality” is different for different companies. Information that is not material to Apple may be material to another company.
“Nonpublic” Information
“Nonpublic” information means information that has not been previously disclosed to the general public and is otherwise not available to the general public. Information should be considered nonpublic for at least 24 hours after it has been distributed to the general public through a press release, filing with the SEC, or similar means. The circulation of rumors, even if accurate and reported in the media, is not considered effective public distribution.
Policy Violations
Apple personnel who violate this policy may be subject to disciplinary action, including termination of employment and repayment of equity awards. Additionally, individuals who engage in illegal insider trading or tipping can be liable for substantial criminal and civil penalties.
If you have any doubt whether information is public or material, or have questions about this policy, consult Apple’s team by emailing [***] or calling [***].

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Restricted Trading Periods and Trading Windows
A restricted trading period is a specified period of time during which designated Apple personnel, and their covered family members and entities, may not buy or sell Apple securities. If you are subject to trading restrictions, you will be notified by Apple’s Corporate Legal team.
A trading window (sometimes referred to as an “open trading window”) is a specified period of time during which Apple personnel may buy or sell Apple securities, so long as the individual is not aware of material nonpublic information. Complying with restricted trading periods and trading windows may protect you and Apple from regulatory investigations or insider trading allegations. However, even if you are not subject to restricted trading periods or no such period is in effect, you must not trade in Apple securities if you are aware of material nonpublic information about Apple.
The regularly scheduled restricted trading period and trading window for each quarter is indicated below.

Fiscal Quarter	Trading Window Closed and Trading Restrictions Begin	Trading Restrictions End and Trading Window Opens
1st	December 1	24 hours after public disclosure of first-quarter results (typically early February)
2nd	March 1	24 hours after public disclosure of second-quarter results (typically early May)
3rd	June 1	24 hours after public disclosure of third-quarter results (typically early August)
4th	September 1	24 hours after public disclosure of year-end results (typically early November)
In addition to these regularly scheduled restricted trading periods, Apple may impose a special restricted trading period or extend a restricted trading period if necessary. If you become subject to a special or extended restricted trading period, you will be notified by Apple’s Corporate Legal team. If you are notified about a special or extended restricted trading period, you should not discuss it with others.
Permitted Transactions
The transactions listed below are not subject to this policy’s restrictions, including during restricted trading periods and open trading windows:
•Vesting of restricted stock unit awards and the withholding of shares by Apple to satisfy tax-withholding requirements upon vesting;
•Purchases under Apple’s Employee Stock Purchase Plan;
•Cash-settled stock option exercises under Apple’s equity plans (i.e., cash-settled “exercise and hold” transactions);
•Transactions pursuant to a previously established contract, plan or instruction to trade in Apple’s securities (a “Trading Plan”) entered in accordance with Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Act”), and acknowledged by Apple’s Corporate Legal team; and
•Bona fide gifts for estate planning purposes, including gifts to a trust, family limited partnership, charitable foundation or similar entity, as long as you or members of your immediate family remain the sole beneficiaries of the transferred shares and the terms of the transfer ensure that the shares remain subject to the same

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restrictions that apply to you under this policy; provided, however, that in all other instances gifts of securities are subject to this policy, including the prohibition on trading during a restricted trading period and the requirement for Designated Individuals to seek pre-clearance.
Additional Information Regarding Section 16 and Designated Individuals
Apple’s General Counsel and one or more authorized delegates serve as Apple’s Insider Trading Compliance Officer.
Members of the Board of Directors, executive officers and certain other individuals designated by Apple’s Insider Trading Compliance Officer, and family members who reside with them or are financially dependent on them, and any other person or entity who such individuals direct, influence, or control (or may be reasonably perceived to direct, influence, or control), are subject to additional restrictions. These individuals and their covered family members and entities are referred to as “Designated Individuals.” You will be notified by Apple’s Corporate Legal team if these restrictions apply to you.
Except for those permitted transactions listed above, all Designated Individuals must pre-clear all transactions in Apple securities with Apple’s Insider Trading Compliance Officer. A request for pre-clearance must be submitted at least two business days prior to the date of a proposed transaction. If cleared, the Insider Trading Compliance Officer will issue a pre-clearance notice. Pre-clearance is valid only for the period specified in the notice.
Each Designated Individual is responsible for ensuring they do not have material nonpublic information about Apple before engaging in a transaction. Therefore, when a request for preclearance is made, they should carefully consider whether they are aware of any material nonpublic information about Apple and should describe those circumstances fully to the Insider Trading Compliance Officer. An Insider Trading Compliance Officer may not trade in Apple securities unless another Insider Trading Compliance Officer has pre-cleared the trade.
Members of the Board of Directors, executive officers and any other individuals subject to Section 16 (the “Section 16 reporting persons”) of the Act must also comply with the reporting obligations and limitations on short-swing profit transactions set forth in that section of the Act.
Rule 10b5-1 Trading Plans
The trading restrictions set forth in this policy do not apply to transactions under a Trading Plan that:
•has been submitted to and pre-approved by Apple’s Corporate Legal team;
•includes a “Cooling Off Period” for;
oSection 16 reporting persons (in which case the Cooling Off Period extends to the later of 90 days after adoption or modification of a Trading Plan or two business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the Trading Plan was adopted, up to a maximum of 120 days); and
oall other employees and other covered persons or entities, other than the company (in which case the Cooling Off Period extends to the later of 30 calendar days after the date the plan is executed and 24 hours after the public announcement of our earnings for the quarter in which the plan is executed).

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•is established in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or Apple’s Insider Trading Policy;
•is established at a time when you are unaware of material nonpublic information;
•specifies the amount, price, and date of transactions (or includes a written formula, algorithm, or computer program for determining the amount, price, and date of transactions);
•does not permit you to exercise any subsequent influence over how, when, or whether to make purchases or sales;
•purchases or sales occur according to the Trading Plan without any deviation or alteration, and you do not enter into or alter a corresponding or hedging transaction or position with respect to the securities covered by the Trading Plan; and
•includes a representation in the Trading Plan that the Section 16 reporting person is (1) not aware of any material nonpublic information about Apple or its securities; and (2) adopting the Trading Plan in good faith and not as part of a plan or scheme to evade Rule 10b-5.
Apple’s Insider Trading Compliance Officer may impose such other conditions on the implementation and operation of the Trading Plan as Apple’s Insider Trading Compliance Officer deems necessary or advisable. Individuals may not adopt more than one Trading Plan at a time except under the limited circumstances permitted by Rule 10b5-1 and subject to preapproval by Apple’s Insider Trading Compliance Officer.
An individual may only modify a Trading Plan during an open trading window at a time when they are not aware of material nonpublic information. Modifications to and terminations of a Trading Plan are subject to preapproval by Apple’s Corporate Legal team and modifications of a Trading Plan that change the amount, price, or timing of the purchase or sale of the securities underlying a Trading Plan will trigger a new Cooling-Off Period.
Compliance of a Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan.
Questions
Insider trading laws often depend on specific facts and circumstances. This document provides only general guidance. Please contact [***] or call [***] if you have any questions regarding this policy, Trading Plans, or your specific situation. If you are aware of a possible violation of this policy, you should contact your manager and Apple’s Corporate Legal team.

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